SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                (Rule 13d - 101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                         (Amendment No. _____________)1

                                 Onvia.com, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338T-106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                           Alejandro San Miguel, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 22, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          GLENN S. BALLMAN
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                    (b)
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)     [ ]
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
----------------------- --------------------------------------------------------
                   7
    NUMBER OF               SOLE VOTING POWER

      SHARES                255,000
                ------- --------------------------------------------------------
                   8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                ------- --------------------------------------------------------
       EACH        9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            255,000
                ------- --------------------------------------------------------
      PERSON      10
                            SHARED DISPOSITIVE POWER
       WITH
                            - 0 -
--------- ----------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          255,000
--------- ----------------------------------------------------------------------
   12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.33%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          ROBERT AYER
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                (b)
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)   [ ]
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
--------------------------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                255,160
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            255,160
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            - 0 -
--------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          255,160
--------- ----------------------------------------------------------------------
   12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.33%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          DAVID BELL
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                   (b)
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)    [ ]
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          CANADA
--------------------------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                125,052
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            125,052
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            -0-
--------------------------- ----------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          125,052
--------- ----------------------------------------------------------------------
   12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.63%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          DGR ENTERPRISES, INC.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                 (b)
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          N/A
--------- ----------------------------------------------------------------------
   5
          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)     [ ]
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                - 0 -
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               - 0 -
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            - 0 -
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            - 0 -
--------------------------- ----------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          - 0 -
--------- ----------------------------------------------------------------------
   12
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------- ----------------------------------------------------------------------
   13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00%
--------- ----------------------------------------------------------------------
   14
          TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

Item 1.       Security and Issuer.

              (a) The name of the issuer is Onvia.com, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 1260 Mercer Street, Seattle, WA 98109.

              (b) The class of equity securities to which this statement relates is the common stock, par value $0.0001 per share (the "Common Stock") of the Issuer.

Item 2.       Identity and Background.

              (a) - (c) This statement is filed by Glenn S. Ballman ("Ballman"), Robert Ayer ("Ayer"), David Bell ("Bell") and DGR Enterprises, Inc., a Delaware corporation ("DGR").

              Ballman's residence is Sea Breeze Villa, Nevis, West Indies 00119. Ballman is a director and shareholder of DGR and a private investor. Ayer's residence is Box 820 Nevis, West Indies 00119. Ayer is a director and shareholder of DGR and a private investor. Bell's residence is 50 Buttonwood Lane, Darien, CT 06820. Bell is an Executive Director at UBS Warburg. DGR's business address is 50 Buttonwood Lane, Darien, CT 06820. DGR is a newly formed corporation which has been capitalized by Ballman, Ayer and Bell with $1,000 in the aggregate and has no operating history.

              (d) - (e) During the last five years, none of Ballman, Ayer, Bell or DGR has been convicted in a criminal proceeding.

              During the last five years, none of Ballman, Ayer, Bell or DGR was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of a violation with respect to such laws.

              (f) Ballman is a citizen of Canada. Ayer is a citizen of Canada. Bell is a citizen of Canada.

Item 3.       Source and Amount of Funds or Other Consideration.

              DGR has negotiated and obtained a draft term sheet from a financial institution that may be executed if the Issuer and DGR enter into a definitive merger agreement.

Item 4.       Purpose of Transaction.

              This Statement relates to a proposal made by DGR (the "Proposal") to purchase all of the outstanding shares of the Common Stock of Issuer at a price per share of $2.75 net to the sellers in cash (subject to applicable withholding taxes), without interest, pursuant to a certain letter delivered to the Issuer on October 10, 2002 (the "Letter"), a copy of which is attached hereto as
              EXHIBIT 2 and incorporated herein. DGR has subsequently extended the expiration date of the Proposal.

              The Proposal contemplates that DGR would negotiate and enter into a merger agreement with the Issuer (the "Proposed Merger Agreement") pursuant to which DGR would agree to commence a tender offer (the "Tender Offer") for all of the shares of the Issuer. During the course of negotiations of the Proposed Merger Agreement, the initial terms proposed in the Proposal may change. In accordance with the terms of the Proposal, DGR (or a wholly owned subsidiary) would be merged with and into the Issuer (the "Merger").

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

              Following the Merger, Issuer would continue as the surviving corporation (or as a wholly owned subsidiary of DGR, as the case may be).

Item 5.       Interest in Securities of the Issuer.

                                            Common Shares              Percent
                                            -------------              -------
             (a)      Ballman:                 255,000                  3.33%
                      Ayer:                    255,160                  3.33%
                      Bell:                    125,052                  1.63%
                      DGR                       - 0 -                   0.00%

             (b)  Ballman                   Common Shares              Percent
                  -------                   -------------              -------

             Sole Voting Power                 255,000                  3.33%
             Shared Voting Power                - 0 -                   0.00%
             Sole Dispositive Power            255,000                  3.33%
             Shared Dispositive Power           - 0 -                   0.00%

                   Ayer                     Common Shares              Percent
                   ----                     ------------               -------

             Sole Voting Power                 255,160                  3.33%
             Shared Voting Power                - 0 -                   0.00%
             Sole Dispositive Power            255,160                  3.33%
             Shared Dispositive Power           - 0 -                   0.00%

                   Bell                     Common Shares              Percent
                   ---                      -------------              -------

             Sole Voting Power                 125,052                  1.63%
             Shared Voting Power                - 0 -                   0.00%
             Sole Dispositive Power            125,052                  1.63%
             Shared Dispositive Power           - 0 -                   0.00%

                  DGR                       Common Shares              Percent
                  ---                       -------------              -------
             Sole Voting Power                 - 0 -                   0.00%
             Shared Voting Power               - 0 -                   0.00%
             Sole Dispositive Power            - 0 -                   0.00%
             Shared Dispositive Power          - 0 -                   0.00%


               (c) No transactions in Common Shares were effected by any of Ayer, Bell or DGR in the past sixty days. The following transactions were effected by Ballman during the past sixty days:

09/26/02   Onvia.com, Inc. Common Stock   sold    10,000 shares ($2.00/share)
09/04/02   Onvia.com, Inc. Common Stock   sold      7,000 shares ($2.06/share)
09/04/02   Onvia.com, Inc. Common Stock   sold      3,000 shares ($2.02/share)

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by Ballman, Ayer, Bell or DGR.

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

               (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              There are no agreements, contracts, arrangements or understandings (legal or otherwise) among the persons described in Item 2 or any person with respect to the securities of the Issuer.

Item 7.       To Be Filed as Exhibits

              1. Joint Filing Agreement

              2. Proposal Letter delivered to the Issuer on October 10, 2002 by DGR

              3. Extension Letter delivered to the Issuer on October 22, 2002 by DGR

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

                                   Signatures

         After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Date:  October 22, 2002



                                            /s/ Glenn S. Ballman
                                            -----------------------------------
                                            Glenn S. Ballman



                                            /s/ Robert Ayer
                                            -----------------------------------
                                            Robert Ayer



                                            /s/ David Bell
                                            -----------------------------------
                                            David Bell



                                            DGR ENTERPRISES, INC.


                                            /s/ Glenn S. Ballman
                                            -----------------------------------
                                            Glenn S. Ballman
                                            Director

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

                            EXHIBITS TO SCHEDULE 13D



         1. Joint Filing Agreement

         2. Proposal Letter delivered to the Issuer on October 10, 2002 by DGR

         3. Extension Letter delivered to the Issuer on October 22, 2002 by DGR

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

                                                                      EXHIBIT 1



                             JOINT FILING AGREEMENT

         The undersigned hereby agree to jointly file a statement on Schedule 13D, together with any amendments thereto, with the Securities and Exchange Commission pursuant to the requirements of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

         This Joint Filing Agreement may be signed in counterpart copies.



Date:  October 22, 2002



                                      DGR ENTERPRISES, INC.

                                      By:    /s/ Glenn S. Ballman
                                      -----------------------------------------
                                      Name: Glenn S. Ballman
                                      Title: Director



                                      /s/ Glenn S. Ballman
                                      -----------------------------------------
                                      Glenn S. Ballman


                                      /s/ Robert Ayer
                                      -----------------------------------------
                                      Robert Ayer


                                      /s/ David Bell
                                      -----------------------------------------
                                      David Bell

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

                                                                     EXHIBIT 2

                              DGR Enterprises, Inc.
                               50 Buttonwood Lane
                                Darien, CT 06820


October 10, 2002

Board of Directors
Onvia.com, Inc.
1260 Mercer Street
Seattle, WA  98109

Ladies and Gentlemen:

Given fundamental changes in the Company's business model, its current scale, its stage of development, its near-term business prospects and the performance of its stock price since its IPO in February 2000, we have believed for quite some time that it would be more appropriate for Onvia.com, Inc. ("Onvia" or the "Company") to be structured as a privately held company rather than as a publicly traded company.

On behalf of DGR Enterprises, Inc. ("DGR Enterprises"), and based upon currently available public information, we are writing at this time to formally propose a transaction for that purpose. The principle terms of our proposal are as follows:

1. We are prepared to make a cash tender offer to purchase any and all shares of the Company's outstanding capital stock at a purchase price of $2.75 per share. The tender offer price places a total value on the Company's common stock of approximately $21.1 million (including for all outstanding options to acquire the Company's stock, the difference between the tender price and the exercise price).

2. The tender offer will be subject to a minimum tender condition of no less than 90% of the outstanding shares of common stock.

3. Commencement will be conditioned upon a favorable recommendation of the Board of Directors of the Company and adoption of a finding that the price and terms offered in the tender are fair from a financial point of view to the unaffiliated stockholders of the Company.

4. In the second step of the transaction following the completion of the tender offer, our acquisition subsidiary would merge with the Company in a transaction in which all remaining shares of Onvia common stock would be acquired for the same cash purchase price of $2.75 per share.

5. Each outstanding option to acquire the Company's common stock will be acquired at a price equal to the difference between the $2.75 tender price and the exercise price for such option (to the extent the exercise price is less than the tender price).

6. The details of the tender offer and merger would be embodied in a merger agreement, which would contain terms and conditions customary for a transaction of this nature.

The key benefits of this transaction for the Company's shareholders and other stakeholders can be summarized as follows:

     o   Shareholders obtain immediate liquidity for their interest in Onvia

     o Shareholders receive a significant premium to Onvia's stock price on a current, one week, two week, one month, three month and one year basis

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

     o Provides a mechanism to take the company private, which is the appropriate ownership structure given Onvia's current scale and stage of development

     o Limited transaction risk given speed and certainty of execution with DGR Enterprises

     o Better able to grow, and motivate and incentivize continuing employees, as a private company

We believe our offer is fair and generous to the Company's shareholders when considered from various perspectives:

     o The purchase price we are offering represents a 42% premium over today's closing price of $1.93, a 33% premium over the average closing price for the last three months of $2.07, and a 40% premium over the average closing price for the past year of $1.96. (1)

     o The proposed purchase price represents a substantial premium to our estimate of the liquidation value of the Company's assets after taking into account reasonable lease buyout reserves, litigation reserves, employee severance costs, and other related fees and expenses.

We have been very patient with the Board and the current management team. However, since Michael Pickett was appointed Chief Executive Officer on April 5, 2001, the company's stock price has fallen from $3.90 to $1.93 per share, or some 51%. In July 2001, the Company retained Broadview Associates as its financial advisor to assist the Company in evaluating strategic alternatives, including a possible sale of the Company. The Company stated that it was then an appropriate time for it to explore opportunities to maximize shareholder value. Following an unsuccessful effort to identify a suitable buyer or merger partner, we understand that the Company terminated its relationship with Broadview Associates during the first half of 2002.

Approximately nine months ago, on December 13, 2001, the Board rejected a cash offer to buy the company, which would have resulted in Onvia's shareholders receiving $4.40 per share, on a special dividend and reverse split adjusted basis. In rejecting this offer and a subsequently amended proposal submitted on February 14, 2002, the Board stated that it had definitive strategic plans that would generate significantly greater shareholder value than those offers. In its quarterly earnings call in October 2001, Onvia's management stated that it would be able to achieve profitability in the first half of 2002 and positive cash flow in the second half of 2002, and that its profits and cash flow would increase steadily until this point. Management also promised revenue of $15 million in 2002 and a net loss for the year of $8 million.

In fact, quite the opposite has occurred. The Company continues to incur significant losses, and now projects that it will not be profitable until mid 2003. Revenue growth has stalled, and the company has generated sales of only $3.3 million year-to-date. Subscribers have remained constant at 25,000 and quarterly expenses have increased to $5.3 million. Instead of becoming profitable, the company incurred an operating loss of $4.0 million in the second quarter of 2002 and has already lost $7.9 million year-to-date. In total, the company has a net loss of $23.7 million during the past three quarters, excluding impairment of goodwill.

Since those offers were rejected and the Company made these public promises of a turnaround to profitability, the Company has not taken any strategic action at all, apart from paying a special dividend and undertaking a reverse stock split, neither of which resulted in any permanent increase in the Company's stock price. In fact, the current stock price of $1.93 is only marginally higher than when the Board rejected the $4.40 per share offer as inadequate.


--------
1 All historical stock prices and trading volumes in this letter have been adjusted for the special dividend of $0.39 per share on May 3, 2002 and the 1-for-10 reverse stock split on July 16, 2002.

---------------------------
   CUSIP No. 68338T-106                13D
---------------------------

This performance is far less than the company promised in the fall of 2001 and calls into question the ability of the company to meet expectations, achieve profitability or increase shareholder value in the foreseeable future, under its current strategic direction, management team and ownership structure.

Onvia is a "market orphan," a micro capitalization stock that is publicly traded but does not enjoy any of the benefits of being a publicly traded company. The Company's public float is virtually nonexistent, with an average of only 7,360 and 7,330 shares traded each market day during the 7-day and 30-day periods ended today, respectively. In addition, the stock is not covered by any equity research analysts or owned by any traditional institutional investors, nor does it have any prospects for achieving either of these in the foreseeable future. Unfortunately, Onvia incurs significant unnecessary costs as a result of being a public company, including regulatory, legal and accounting fees, excess management compensation, Board fees and expenses, and management time spent on public company matters.

Clearly, as evidenced by this lack of institutional following and the Company's unsuccessful attempts to identify a buyer, the capital markets are not valuing the Company appropriately and are unlikely to do so in the foreseeable future. In other words, we believe our proposal gives the Company's public stockholders an opportunity to obtain liquidity at a full and fair valuation that is unlikely to be presented again.

Our proposal represents the best opportunity for the Company to achieve its goal of maximizing shareholder value, and accordingly, we believe that in the exercise of its fiduciary duties, the Board should approve our offer to the Company's stockholders with a favorable recommendation.

While we have devoted a great deal of time and effort to studying the Company over the past year and have completed a significant amount of our required business and financial due diligence, our proposal is subject to completion of confirmatory financial and legal due diligence to be conducted by our financial and legal advisors. Given our familiarity with the Company, this due diligence would be completed expeditiously and can be conducted simultaneously with the negotiation of the merger agreement.

The financing needed to complete the transaction can be obtained in a timely manner. We have negotiated and obtained a draft term sheet from a major financial institution, sufficient to fund the tender offer, that would be executed simultaneously with the definitive merger agreement.

We are prepared to discuss this offer with you immediately and to move expeditiously to negotiate a formal merger agreement. If the Company determines to promptly accept our proposal, the transaction could be completed by November 30, 2002. Unless earlier accepted or extended, this offer will terminate at 5:00 PM (PST) on Friday, October 18, 2002.

In responding to us or in seeking further information concerning our proposal, please call our financial advisor, Callisto Partners LLC, at xxxxxxxxxxx (xxxxxxxxxx) or xxxxxxxxxxxx (xxxx xxxxxx), or our legal advisor, Chadbourne & Parke LLP, at xxxxxxxxxxxx (xxxxxxxxxxxxx).

This is an offer to negotiate and should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.

Yours very truly,

/s/ Robert Ayer                 /s/ David Bell                      /s/ Glenn Ballman
--------------------------      ------------------------------      -----------------------------------
Robert Ayer                     David Bell                          Glenn Ballman
Director                        Director                            Director


---------------------------
   CUSIP No. 68338T-106                13D
---------------------------


                                                                     EXHIBIT 3

                              DGR Enterprises, Inc.
                               50 Buttonwood Lane
                                Darien, CT 06820


October 22, 2002

Board of Directors
Onvia.com, Inc.
1260 Mercer Street
Seattle, WA 98109

Ladies and Gentlemen:

On behalf of DGR Enterprises, Inc. ("DGR Enterprises"), I am hereby extending its proposal ("Proposal") to purchase all of the common stock of Onvia.com, Inc. (the "Company") pursuant to the terms and conditions set forth in the letter delivered to the Board of Directors of the Company on October 11, 2002.

We are prepared to discuss this offer with you immediately. If the Company determines to promptly accept our Proposal, the transaction could be closed within 60 days. Unless earlier accepted, the Proposal will terminate at 5:00 PM
(PST) on Friday, October 25, 2002.

This is an offer to negotiate and should not be interpreted as a binding commitment or as the commencement or announcement of an intention to commence a tender offer.


Very truly yours,

DGR Enterprises, Inc.


By: /s/ Glenn S. Ballman
    -----------------------
    Glenn S. Ballman
    Director